SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                 AMENDMENT NO. 1
                                       TO
                                    FORM T-3


           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939


                            UGLY DUCKLING CORPORATION
                               (NAME OF APPLICANT)


               2525 E. CAMELBACK SUITE 500, PHOENIX, ARIZONA 85016
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

         TITLE OF CLASS                                            AMOUNT

11% Subordinated Debentures due 2007                             $27,500,000


                  Approximate date of proposed public offering:
                                February 22, 2000

                     Name and address of agent for service:
                              Jon D. Ehlinger, Esq.
                                 General Counsel
                            Ugly Duckling Corporation
                       2525 East Camelback Road, Suite 500
                             Phoenix, Arizona 85016

                                    copy to:
                                  Steve Pidgeon
                              Smell & Wilmer L.L.P.
                               One Arizona Center
                           Phoenix, Arizona 85004-0001

The Company hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon written request of the Company.

The purpose of this Amendment No. 1 is to file one new exhibit to the Form T-3 as indicated below.

Contents  of  the   application   for   qualification.   This   application  for
qualification comprises - -

(a) Pages numbered 1 to 10, consecutively.*

(b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.*

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

(i) Exhibit T3A -- The Company's Certificate of Incorporation (incorporated by reference to the Company's Quarterly report on Form 10-Q, filed August 10, 1998)*

(ii)     Exhibit T3B -- The Company's Bylaws*

(iii)    Exhibit T3C.l -- A copy of the Indenture to be qualified*

(iv) Exhibit T3C.2 -- A copy of the First Supplemental Indenture to the Indenture to be qualified*

(v) Exhibit T3C.3 - A copy of the form of Second Supplemental Indenture to the Indenture to be qualified*

(vi)     Exhibit T3D - - Not applicable*

(vii)    Exhibit  T3E.1 -- Form of Offering  Circular,  dated as of February 22,
         2000*

(viii) Exhibit T3E.2 -- Form of Letter of Transmittal, dated as of February 22, 2000 and accompanying documents*

(ix) Exhibit T3E.3 - Form of Letter to Stockholders re Extension, dated as of March 24, 2000

(x)      Exhibit T3F -- Cross Reference Sheet (see page ii of Exhibit T3C.  1)*

(xi) Exhibit 99.7 -- Form T-l Statement of Eligibility of Harris Trust and Savings Bank under the Trust Indenture Act of 1939*

*        Indicates Exhibits filed on February 21, 2000.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Ugly Duckling Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Phoenix, and State of Arizona, on the 24th day of March, 2000.

                                  UGLY DUCKLING CORPORATION

                                  By:/s/ Gregory B. Sullivan
                                     -----------------------
                                     (Gregory B. Sullivan, President, Chief
                                      Executive Officer and Director)

Attest:/s/ Jon D. Ehlinger        By:/s/ Steven T. Darak
--------------------------        ----------------------
(Jon D. Ehlinger)                 (Steven  T. Darak, Chief Financial Officer,
                                  Senior Vice President and Principal Accounting
                                  Officer)

                                  EXHIBIT INDEX

EXHIBIT
   NO.                   DESCRIPTION

T3E.3    Form of Letter to Stockholders re Extension, dated as of Merch 23, 2000

                                                                   EXHIBIT T3E.3

Greg Sullivan
Chief Executive Officer
and President

March 24, 2000

To our stockholders:

On March 22, 2000, Ugly Duckling reported the extension of its exchange offer, which was scheduled to expire at 5:00 p.m. New York City time. The new expiration date for the exchange offer is April 13, 2000, at 5:00 p.m. New York City time.

We extended the exchange offer because we had learned that the exchange offer materials had inadvertently not been mailed to a small group of shareholders. While the company had the exchange offer materials mailed immediately to those shareholders, the company wanted to be sure all shareholders had a reasonable period of time to consider the offer. Although we extended the offer to accommodate these shareholders, any shareholder may tender shares under the exchange offer through the new expiration date.

We are also pleased to share with you that as of the close of business March 21st our exchange agent reported that a total of 976,770 shares of common stock were tendered to the company. The total reported by the exchange agent includes 294,500 shares tendered by Mr. Ernest Garcia, II, our chairman, consistent with the company's previous announcement regarding his level of participation. Upon the expiration of the exchange offer, the final total of tendered shares will be subject to shareholder withdrawal rights, certain guaranteed delivery procedures and Ugly Duckling's review and acceptance of all shares validly tendered.

The exchange offer enables stockholders to exchange up to 2.5 million of their shares in the company for 11%, seven year subordinated debentures. Under the terms of the offer, each share of stock is exchangeable for $11.00 principal amount of debentures.

If you have any questions about the exchange offer, you may contact our Information Agent, Corporate Investor Communications, Inc., at 1-201-896-1900.

Thank you for your ongoing support of Ugly Duckling.

Sincerely,

/S/ GREG SULLIVAN

Greg Sullivan,
Chief Executive Officer
and President